PE
8-1-02

02051451

FORM 6-K

SEC MAIL PROCESSING
RECEIVED
AUG 15 2002
WASH, D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

PROCESSED
AUG 19 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

No.	**Document**
1.	Press Release dated August 12, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2002

RESEARCH IN MOTION LIMITED

By: ______________________
Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

RIM To Offer Email Attachment Viewing Features For BlackBerry

BlackBerry Platform Will Support Secure Attachment Viewing and Provide Development Environment For Partners To Create Additional Document Handling Applications

Waterloo, ON – August 12, 2002 – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that it will expand the BlackBerry™ solution by offering a secure software application for viewing email attachments with BlackBerry Wireless Handhelds™. RIM also plans to extend its development environment with software tools to enable developers to create additional document handling applications for the BlackBerry solution. This offering will complement the existing wireless email features and allow customers to more efficiently manage their documents while mobile.

"BlackBerry has been embraced by thousands of organizations as the leading wireless email solution for corporate and government sectors because it delivers a behind-the-firewall solution that is complete, secure and manageable," said Mike Lazaridis, President and Co-CEO at Research In Motion. "Document handling applications are a natural extension for BlackBerry and will further drive the productivity and convenience benefits already enjoyed by BlackBerry users today."

This attachment viewing application will leverage open standards and core BlackBerry wireless email features including end-to-end security (with Triple DES encryption), always-on capabilities, multi-network support and centralized management to enable secure access to email attachments. The new application, developed using the AirDoc platform from Arizan Corporation which was acquired by RIM, will enable users to easily select attachments from within an email and view documents, spreadsheets, presentations and graphics attachments on their BlackBerry handhelds in a rich and intuitive way. Also, users will be able to retrieve a summary of the document or table of contents and selectively view the part of the document that is relevant. Popular corporate document formats such as Microsoft Word, Excel, PowerPoint, WordPerfect, Adobe PDF, HTML and ASCII text will initially be supported.

RIM will begin customer trials of its attachment viewing application later this summer.

In addition to offering attachment viewing for the BlackBerry solution, the BlackBerry platform will enable developers to easily create and deploy other document handling applications. To facilitate application development, RIM plans to expand its BlackBerry software development tools to provide developers with detailed APIs (Application Programming Interfaces) for integrating applications with BlackBerry Enterprise Server. RIM is currently working with leading developers including HP, Onset and Xerox to provide additional document handling applications for BlackBerry handhelds such as printing, faxing and corporate file access.

HP & RIM

HP and RIM are jointly developing mobile printing applications for the BlackBerry solution, which will provide customers with increased productivity through the ability to print email and email attachments on network printers located within their corporate intranet while away from their desk or office.

"HP and RIM are developing mobile printing applications that can leverage a company's wireless and printing investments and allow their employees to remotely print documents while on the go," said Sharon Jones, Management and Mobile Infrastructure General Manager at HP Imaging and Printing Group. "With RIM's BlackBerry platform, we will be able to deliver innovative printing solutions faster and easier to our customers."

ONSET & RIM

Onset continues to bring enhanced messaging capabilities to BlackBerry users. Onset's currently available METAmessage add important functionality by letting users print attachments and Web pages, get corporate contact information, access network files, and interact with corporate databases.

"Onset solutions complement BlackBerry Enterprise Server capabilities, providing features such as attachment printing and network file and database interaction," said Gadi Mazor, Onset's CEO. "Working with the proven, extensible BlackBerry platform, Onset will continue to provide needed tools that make corporate data conveniently available to mobile professionals."

XEROX & RIM

Xerox's mDoc™ offering further extends the value of the BlackBerry platform by providing printing and faxing of email attachments. In addition, mDoc provides BlackBerry users access to documents residing on enterprise servers and the ability to print, view, fax or email these documents while mobile. For example, sales professionals will be given the opportunity to improve customer response time with fingertip access to important documents such as contracts and invoices and strengthen relationships with the ability to personalize communications through customizable forms with pre-defined fields. Xerox is currently engineering an enhanced document viewing feature to be included in future offerings, providing graphics and text that are not only crisp and clear, but require minimal network bandwidth, providing significant cost savings.

"Xerox continues to develop and offer document access and delivery solutions that improve the productivity of the mobile workforce," said Gil Hatch, president, Office Systems Group at Xerox. "We strive to take full advantage of open standards architectures like the BlackBerry platform to deliver advanced solutions to our customers."

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe.

RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

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Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
203.399.8245
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.